UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KEZAR LIFE SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

49372L 10 0

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49372L 10 0	Schedule 13G	Page 1 of 7

1)	Names of reporting persons. ONYX THERAPEUTICS, INC.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,121,384
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,121,384
9)	Aggregate amount beneficially owned by each reporting person 1,121,384
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 5.9%
12)	Type of reporting person (see instructions) CO

CUSIP No. 49372L 10 0	Schedule 13G	Page 2 of 7

1)	Names of reporting persons. ONYX PHARMACEUTICALS, INC.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,121,384
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,121,384

9)	Aggregate amount beneficially owned by each reporting person 1,121,384
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 5.9%
12)	Type of reporting person (see instructions) CO

CUSIP No. 49372L 10 0	Schedule 13G	Page 3 of 7

1)	Names of reporting persons. AMGEN INC.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,121,384
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,121,384

9)	Aggregate amount beneficially owned by each reporting person 1,121,384
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 5.9%
12)	Type of reporting person (see instructions) CO

CUSIP No. 49372L 10 0	Schedule 13G	Page 4 of 7

ITEM 1.

(A) NAME OF ISSUER:

Kezar Life Sciences, Inc. (“Kezar”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

4000 Shoreline Court, Suite 300, South San Francisco, CA 94080

ITEM 2.

(A) NAME OF PERSON FILING:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Onyx Therapeutics, Inc.

Onyx Pharmaceuticals, Inc.

Amgen Inc.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address for each of the Reporting Persons is One Amgen Center Drive, Thousand Oaks, California 91320-1799

(C) CITIZENSHIP:

Each of the Reporting Persons is organized in the state of Delaware.

(D) TITLE OF CLASS OF SECURITIES:

Common stock, $0.001 par value, of Kezar (“Kezar Common Stock”)

(E) CUSIP NUMBER:

49372L 10 0

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(A), (B) and (C)

The information presented below represents beneficial ownership of Kezar Common Stock as of December 31, 2018, based upon 19,108,221 shares of Kezar Common Stock outstanding as of November 5, 2018, as reported in Kezar’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed on November 8, 2018.

CUSIP No. 49372L 10 0	Schedule 13G	Page 5 of 7

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Onyx Therapeutics, Inc.	1,121,384	5.9%	0	1,121,384	0	1,121,384
Onyx Pharmaceuticals, Inc.	1,121,384	5.9%	0	1,121,384	0	1,121,384
Amgen Inc.	1,121,384	5.9%	0	1,121,384	0	1,121,384

Onyx Therapeutics, Inc. is the record holder of 1,121,384 shares of Kezar Common Stock. Onyx Pharmaceuticals, Inc. is the sole shareholder of Onyx Therapeutics, Inc., and Amgen Inc. is the sole shareholder of Onyx Pharmaceuticals, Inc. As a result, Onyx Pharmaceuticals, Inc. and Amgen Inc. may each be deemed to share beneficial ownership of the Kezar Common Stock held of record by Onyx Therapeutics, Inc.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

CUSIP No. 49372L 10 0	Schedule 13G	Page 6 of 7

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

ONYX THERAPEUTICS, INC.

By:	/s/ Mary A. Lehmann
Name:	Mary A. Lehmann
Title:	Vice President, Finance and Treasurer

ONYX PHARMACEUTICALS, INC.

By:	/s/ Mary A. Lehmann
Name:	Mary A. Lehmann
Title:	Vice President, Finance and Treasurer

AMGEN INC.

By:	/s/ Mary A. Lehmann
Name:	Mary A. Lehmann
Title:	Vice President, Finance and Treasurer

CUSIP No. 49372L 10 0	Schedule 13G	Page 7 of 7

Exhibit Index

No.	Description
1	Joint Filing Agreement